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                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                             SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                      Southern Scottish Inns, Inc.
                           (Name of Issuer)

                      Common Stock, No Par Value
                      (Title Class of Securities)

                              843797101
                            (CUSIP Number)

                             John E. Ingold
                             1100 Gulf Tower
                          Pittsburgh PA 15219
                             (412) 391-4594
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                             Communications)

                             November 25, 1997
         (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following
box [   ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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CUSIP No.          843797101
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1)  Names of Reporting Person, S.S. or I.R.S. Identification Nos. of Above
    Person

    John E. Ingold
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)
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3)  SEC Use Only
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4)  Source of Funds (See Instructions)
    PF
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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)
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6)  Citizenship or Place of Organization
    State of Pennsylvania

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Number of          (7) Sole Voting Power
Shares Bene-         152,894
  ficially         (8) Shared Voting Power
Owned by             0
Each Report        (9) Sole Dispositive Power
  ing Person         152,894
 With              (10) Shared Dispositive Power
                     0
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11) Aggregate Amount Beneficially Owned by Each Reporting Person
    152,894
------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)       [    ]
------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)
    6.626%

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14) Type of Reporting Person (See Instructions)
         IN



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Item 1.     Security and Issuer.

     This statement relates to the common stock with no ($0.00) par value, (the "Common Stock") of Southern Scottish Inns, Inc. (the "Company",) whose principal executive offices are located at 1726 Montreal Circle, Tucker, GA 30084.

Item 2.     Identity and Background.

     (a) This statement is filed by John E. Ingold, an individual, with respect to the shares of Common Stock which he directly owns.

     (b) The business address of Mr. Ingold is 1100 Gulf Tower, Pittsburgh, PA 15219.

     (c) Mr. Ingold serves as a broker and an Executive Director of E.E. Powell & Company, Inc. a registered broker-dealer with a principal place of business at 1100 Gulf Tower, Pittsburgh, PA 15219. E.E. Powell & Company, Inc. is a market maker in the Company's Common Stock. As of the date of this filing, E.E. Powell & Company, Inc. owns no shares of the Common Stock of the Company and disclaims ownership, or control of the shares of Common Stock held by Mr. Ingold.

     (d) None of the persons referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) None of the persons referred to in paragraph (a) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)     Mr. Ingold is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any,) of the shares of Common Stock directly owned by Mr. Ingold is approximately $264,998.00. The shares of Common Stock purchased by Mr. Ingold were purchase with personal funds.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by Mr. Ingold is for investment and was not made for the purpose of acquiring control of the Company. Mr. Ingold may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him at any time. Mr. Ingold has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item 4 of Schedule 13D. Mr. Ingold


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may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

   A.  John E. Ingold

         (a)   Aggregate number of shares beneficially owned: 152,894.
Percentage: 6.626%. The percentages used herein and in the rest of Item 5 are calculated based upon 2,322,466 shares of Common Stock of the Company issued and outstanding.

         (b)     1.   Sole power to vote or direct vote: 152,894
                 2.   Shared power to vote or direct vote: 0
                 3.   Sole power to dispose or direct the disposition: 154,894
                 4.   Shared power to dispose or direct the disposition: 0

         (c) The date of the transaction, number of shares of Common Stock purchased or sold, and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

         (d)   Not applicable

         (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ingold and any person with respect to any securities of the Company, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     There are no exhibits filed or required to be filed in relation to this filing.

                               SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

    Dated: December 2, 1997


                                      /s/ John E. Ingold
                                     ---------------------------
                                            John E. Ingold


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                             Schedule A

                           John E. Ingold

                                                Price per Share
Date of            Number of Shares             (including commission,
Transaction        Purchased/(Sold)               if any)


10/28/97                7,000                    $1.625

 11/5/97                3,000                     $1.75

11/25/97               70,000                   $1.8125

11/28/97               14,399                   $1.8125









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